May 23, 2025
Mr. Michael Pawluk
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 454 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
ARS Core Equity Portfolio ETF and ARS Focused Opportunities Strategy ETF

Dear Mr. Pawluk:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Amendment relating to the ARS Core Equity Portfolio ETF and the ARS Focused Opportunities Strategy ETF, each a series of the Trust (each, a “Fund” and, collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
In addition, the Trust has added, as an appendix to the statutory prospectus, prior performance information for two composite accounts that have been managed in accordance with investment strategies substantially similar to the Funds. The prior performance is GIPS compliant for periods beginning January 1, 2000, and the Sub-Adviser to the Funds represents it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940. In addition, the Sub-Adviser represents that it did not make any investment strategy changes within the one-year period prior to the filing of the Amendment. There have been no material variations in the level of assets in the respective composites other than in the normal course of business. Please see Exhibit A to this correspondence for the prior performance information along with the respective disclosures.
Comment 1:Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:If any particular sectors are expected to be over-represented at launch, please include disclosure in the principal investment strategies section and related investment risk disclosure.
Response: The Sub-Adviser does not expect any particular sector to be over-represented in either Fund’s portfolio upon its launch.
Comment 3:Given that the ARS Core Equity Portfolio ETF may invest in ADRs, consider whether foreign investment risk and other foreign type risks, such as emerging markets risk, is a principal investment risk that should be disclosed.
Response: Foreign Investment Risk has been added as a principal risk of the ARS Core Equity Portfolio ETF as follows:
“Foreign Investment Risk. Returns on investments in foreign securities could be more volatile than, or trail the returns on, investments in U.S. securities. Investments in or exposures to foreign securities are subject to special risks, including risks associated with foreign securities generally, including differences in information available about issuers of securities and investor protection standards applicable in other jurisdictions; capital controls risks, including the risk of a foreign jurisdiction imposing restrictions on the ability to repatriate or transfer currency or other assets; currency risks; political, diplomatic and economic risks; regulatory risks; and foreign market and trading risks, including the costs of trading and risks of settlement in foreign jurisdictions.”
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 4:Supplementally please provide the anticipated benchmark index or indices for each Fund.
Response: The benchmark index for each Fund has not yet been determined. Such benchmark will be selected closer to the time that information pertaining to that benchmark is required to be disclosed in an applicable filing.
Comment 5:If Depositary Receipts Risk is a principal risk of the ARS Focused Opportunities Strategy ETF (as it was listed in the Amendment), please consider whether ADRs should be disclosed in the principal investment strategies section.
Response: Depositary receipts have been added to the Fund’s principal investment strategy, and the applicable risk disclosure has been added for the Fund. Please see the response to comment 3 above.
Comment 6:Under Additional Information About the Funds’ Principal Risks, “Foreign Investment Risk” is referenced in Depositary Receipts Risk. Please include Foreign Investment Risk disclosure in this section if it is a principal risk or remove the reference if it is not.
Response: The requested change has been made.
Comment 7:Please supplementally provide a copy of the fund sponsorship agreement, referenced under “Fund Sponsor,” and include it as an exhibit to the Trust’s registration statement.
Response: The Trust notes that the Staff has previously reviewed the form of sponsorship agreement, which was provided supplementally to the Staff at its request, in connection with its review of Post-Effective Amendment No. 31 to the Trust’s registration statement. Please refer to the Trust’s correspondence dated November 12, 2020 (Accession No. 0001829126-20-000107) and November 19, 2020 (Accession No. 0001592900-20-000164). The Trust does not believe that the fund sponsorship agreement, to which the Trust is not a party, is material to the Fund or is required to be filed under Item 28 of Form N-1A.
Comment 8:Please confirm the Funds’ Investment Advisory Agreement has been or will be filed as an exhibit to the Trust’s registration statement.
Response: Amendment A to the Investment Advisory Agreement, amending the Agreement to include the Funds, was filed as Exhibit 99.(d)79(i) with Post-Effective Amendment No. 473 to the Trust’s registration statement on April 25, 2025.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@Practus.com.
Sincerely,
/s/ Tina H. Bloom
Tina H. Bloom
Partner

EXHIBIT A

Sub-Adviser’s Prior Performance of Similar Accounts – ARS Core Equity Strategy

The prior performance shown below is for the ARS Core Equity Strategy (for this section, the “Core Composite”), which was created by ARS Investment Partners, LLC (“ARS”), the sub-adviser to the ARS Core Equity ETF (for this section, the “Fund”). The Core Composite began in October 2011.

The Sub-Adviser serves as sub-adviser to the Fund and investment adviser to the accounts within the Core Composite. The Fund and the accounts within the Core Composite also share the same portfolio management team. The Fund and the Core Composite accounts are managed in a substantially similar manner and have substantially similar investment objectives, policies, and strategies. The Core Composite consists of all discretionary institutional accounts that the Sub-Adviser manages that are substantially similar to the Fund. For periods prior to January 1, 2017, the Core Composite is made up of 100% of wrap portfolios, which may include broker, investment advisory, custodial, and administrative fees. As of January 1, 2017, the Sub-Adviser no longer had any wrap accounts and the Core Composite began including non-wrap accounts. Effective January 1, 2017, a model fee of 1.25% was used to calculate net returns. Model fees for the composite are selected using the highest possible rate for the fee schedule of that strategy.

The information set forth below illustrates how the performance of the Core Composite has varied over certain time periods since its inception. The table provides the annual net returns for the specified periods and how they compare to that of the S&P 500 Index and the S&P 500 Value Index. The S&P 500 Index includes 500 leading companies and covers approximately 80% of available U.S. equity market capitalization. The S&P 500 Value Index measures the components of the S&P 500 Index that are deemed to be “value” stocks using three factors: the ratios of book value, earnings, and sales to price. The past performance of the Core Composite is no guarantee of future results or trends. The returns of the Core Composite are calculated net of all fees. The Fund’s management fee and other Fund expenses will similarly reduce your return on an investment in the Fund. Given that the fees and expenses of the Fund are expected to be lower than the fees and expenses of the accounts within the Core Composite, the performance of the Core Composite would be higher if the fees and expenses of the Fund had applied to the accounts in the Core Composite. Performance information set forth below was calculated using a method that differs from the Securities and Exchange Commission’s standardized method for calculating mutual fund returns.

The performance of the Core Composite does not represent the historical performance of the Fund in this Prospectus and should not be considered indicative of future performance of the Fund. Results may differ from the Core Composite because of, among other things, differences in account expenses including management fees, the size of positions taken in relation to account size, timing of purchase and sales, stability and frequency of cash inflows and outflows and availability of cash for new investments. In addition, not all the accounts included in the Core Composite are subject to certain investment limitations, diversification, or other restrictions (including, without limitation, certain restrictions on investing in illiquid securities) that are imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If these restrictions had applied to the accounts in the Core Composite, then its performance result could have been lower.

Core Composite for Accounts Similar to the Fund
(March 7, 2011 through December 31, 2024)

Time Period (ending 12/31/2024)	Total Return[1] (net of investment management fees)	S&P 500 Index[2]	S&P 500 Value Index**
1 Year	16.32%	25.02%	12.29%
3 Years	6.58%	8.94%	9.16%
5 Years	11.07%	14.53%	10.49%
10 Years	10.08%	13.10%	10.01%
Since Inception	10.99%	13.63%	11.08%

1.Performance numbers are annualized for all time periods over one year. Returns are calculated in U.S. dollars. Additional information regarding the Sub-Adviser’s policies for calculating and reporting returns is available upon request.
2.Index returns do not reflect the deduction of fees, expenses, or taxes.

Sub-Adviser’s Prior Performance of Similar Accounts – ARS Focused All Cap Strategy

The prior performance shown below is for the ARS Focused All Cap Strategy (for this section, the “Focused All Cap Composite”), which was created by ARS, the sub-adviser to the ARS Focused Opportunities Strategy ETF (for this section, the “Fund”). The inception date for the Focused All Cap Composite is January 21, 1993.

The Sub-Adviser serves as sub-adviser to the Fund and investment adviser to the accounts within the Focused All Cap Composite. The Fund and the accounts within the Focused All Cap Composite also share the same portfolio management team. The Fund and the Focused All Cap Composite accounts are managed in a substantially similar manner and have substantially similar investment objectives, policies, and strategies. The Focused All Cap Composite consists of all fee-paying, discretionary institutional portfolios with a minimum initial portfolio size of $5 million (lowered from $10 million on July 1, 2010) that the Sub-Adviser manages that are substantially similar to the Fund. The Focused All Cap Composite requires that equity, equity-like securities, and cash represent a target of 90% of the portfolio value. If a portfolio (does not have at least 90% of its value in these assets, the portfolio will be removed from the composite for the entire period and will be included in the composite again if its allocation is aligned with the above parameters for one full period.

The Focused All Cap Composite was created in January 2007 with account performance that began January 21, 1993. Effective July 1, 2010, the Focused All Cap Composite was redefined to include taxable accounts which had previously been excluded. Effective January 1, 2017, a model fee of 1.05% was used to calculate net returns. Model fees for the composite are selected using the highest possible rate for the fee schedule of that strategy. Management believes that the returns prior to 2000 are accurate, but due to a lack of firm-wide client data, GIPS compliance cannot be claimed prior to January 1, 2000.

The information set forth below illustrates how the performance of the Focused All Cap Composite has varied over certain time periods since its inception. The table provides the annual net returns for the specified periods and how they compare to that of the S&P 500 Index. The S&P 500 Index includes 500 leading companies and covers approximately 80% of available U.S. equity market capitalization. The past performance of the Focused All Cap Composite is no guarantee of future results or trends. The returns of the Focused All Cap Composite are calculated net of all fees. The Fund’s management fee and other Fund expenses will similarly reduce your return on an investment in the Fund. Given that the fees and expenses of the Fund are expected to be lower than the fees and expenses of the accounts within the Focused All Cap Composite, the performance of the Focused All Cap Composite would be higher if the fees and expenses of the Fund had applied to the accounts in the Focused All Cap Composite. Performance information set forth below was calculated using a method that differs from the Securities and Exchange Commission’s standardized method for calculating mutual fund returns.

The performance of the Focused All Cap Composite does not represent the historical performance of the Fund in this Prospectus and should not be considered indicative of future performance of the Fund. Results may differ from the Focused All Cap Composite because of, among other things, differences in account expenses including management fees, the size of positions taken in relation to account size, timing of purchase and sales, stability and frequency of cash inflows and outflows and availability of cash for new investments. In addition, not all the accounts included in the Focused All Cap Composite are subject to certain investment limitations, diversification, or other restrictions (including, without limitation, certain restrictions on investing in illiquid securities) that are imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended. If these restrictions had applied to the accounts in the Strategy Composite, then its performance result could have been lower.

Focused All Cap Composite for Accounts Similar to the Fund
(January 1, 2000 through December 31, 2024)

Time Period (ending 12/31/2024)	Total Return[1] (net of investment management fees)	S&P 500 Index[3]
1 Year	16.67%	25.02%
3 Years	4.40%	8.94%
5 Years	13.03%	14.53%
10 Years	11.40%	13.10%
Since Inception[2]	8.90%	7.70%
1.Performance numbers are annualized for all time periods over one year. Returns are calculated in U.S. dollars. Additional information regarding the Sub-Adviser’s policies for calculating and reporting returns is available upon request.
2.Inception date for the Focused All Cap Composite was January 21, 1993, however, the since inception number uses a starting date of January 1, 2000 due to GIPS compliance cannot be claimed prior to that date.
3.Index returns do not reflect the deduction of fees, expenses, or taxes.
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